Exhibit 12.4

ONEOK, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)	Nine Months Ended September 30, 2008
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$191,632
Other interest	18,943
Amortization of debt discount and expense	3,352
Interest on lease agreements	24,565

Total Fixed Charges	238,492

Earnings before income taxes and undistributed income from equity investees	588,299

Earnings available for fixed charges	$826,791

Ratio of earnings to fixed charges	3.47	x

A statement showing the calculation of the ratio of earnings to fixed charges for the years ended December 31, 2007, 2006, 2005, 2004, and 2003 was included in Exhibit 12.3 hereto, incorporating by reference Exhibit 12.1 to ONEOK, Inc.’s December 31, 2007 Form 10-K filed on February 27, 2008 (File No. 1-13643).

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividend requirements, "earnings" consists of income before cumulative effect of a change in accounting principle plus fixed charges, minority interest, income taxes and distributed income of equity method investees, less capitalized interest and undistributed income for equity investees. "Fixed charges" consists of interest expensed and capitalized, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. "Preferred dividend requirements" consists of the pre-tax preferred dividend requirement.